Exhibit 99.1

Currenc Group Announces Strategic Divestment of Controlling Interest in Tranglo to New Margin Holding for US$400 Million

SINGAPORE, January 2, 2026 — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that its wholly owned subsidiary, Seamless Group Inc., has executed a definitive share purchase agreement to divest its 60% controlling interest in Tranglo Sdn. Bhd. (“Tranglo”) to New Margin Holding Limited. The transaction marks a pivotal milestone in the Company’s strategic transformation and value-unlocking initiatives.

Tranglo is a leading cross-border payment hub that enables secure and seamless international transactions for businesses and financial institutions, including remittances, business payments, and mobile top-ups, supported by a broad global network of banks, e-wallets, and payout partners, facilitating last-mile remittance payout connectivity for major e-wallet players across multiple markets through more than 5,000 bank connections and over 140,000 cash pickup points globally.

The divestment represents a foundational step in Currenc’s plan to monetize and spin off its existing operating businesses, allowing the Company to streamline its corporate structure and accelerate the realization of shareholder value. Under the terms of the agreement, Currenc will divest 100,465 ordinary shares of Tranglo, representing 60% of Tranglo’s total issued share capital, for an aggregate purchase price of US$400 million, payable entirely in cash. The consideration will be paid in two installments, with US$200 million payable on the closing date and the remaining US$200 million payable on or before the date that is ninety (90) days after closing.

The US$400 million consideration underscores the intrinsic value of Tranglo and reflects Currenc’s disciplined execution in unlocking value from its operating assets. The Company intends to use the proceeds to reduce its debt, thereby strengthening its financial position and enhancing strategic flexibility as it advances its broader corporate roadmap into AI, Web3, and Digital Assets initiatives. As previously announced, Currenc is pursuing a multi-step restructuring strategy that includes the separation and spin-off of its existing businesses, alongside a proposed reverse-merger framework with Animoca Brands. The divestment of Tranglo represents the first executed step in this process, demonstrating Currenc’s commitment to delivering on its strategic guidance.

Founded in 1999, NewMargin Ventures (“NewMargin”) manages over RMB40 billion in assets and has invested in more than 300 companies, with approximately 100 portfolio companies having completed successful IPOs or strategic exits. NewMargin intends to complete this transaction through its affiliated offshore investment entity, New Margin Holding Limited. The Company believes that NewMargin’s capital strength and mergers and acquisitions expertise will support Tranglo’s next phase of growth and expansion.

Alex Kong, Founder, Chief Executive Officer, and Executive Chairman of Currenc Group, remarked, “This transaction represents a defining moment for Currenc. This US$400 million divestment of Tranglo validates the strength of the businesses we have built and marks the first concrete step in executing our spin-off and transformation strategy. We believe this action positions Currenc to unlock significant value for shareholders while setting the foundation for our next phase of growth.”

Completion of the transaction is subject to the satisfaction of customary closing conditions, including the receipt of required regulatory approvals in relevant jurisdictions, as well as the completion of applicable shareholder processes under existing arrangements. The transaction is expected to close following the satisfaction or waiver of these conditions in accordance with the terms of the agreement.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

For additional information, please refer to the Currenc website https://www.currencgroup.com and the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations
Email: investors@currencgroup.com